Exhibit 99.2

 January 2020

 This presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Reference is made in particular to the descriptions of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward looking terminology such as “will”, “would”, “may”, “should”, “estimates”, “expects”, “believes”, “anticipates”, “intends”, “projects”, “predicts”, “targets”, or similar terms, variations of such terms or the negatives of such terms. Forward looking statements are based on management’s current expectations. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.   2  Disclaimer

 Company Overview      190  Employees      RADA  3  Global defense technology company Focused on “Tactical Radars for the Maneuver Force” Pursuing an early-stage and growing TAM of $5bn+Investing in strong growth: radar revenues up 125% YoY in 2019  Sales by Geography      $65+m  Revenues  2020 Guidance      $250  Market Capitalization  as of January 31 2020

 4  https://www.youtube.com/watch?v=S-t6Az6AEDs  An Overview of our Solutions

 RADA’s Current Mission-Critical Applications   5

Rapidly Emerging Counter-Drone (UAS) Opportunities

RADA

RADA is technology leader for tactical radars

☑ *Part of the USMC LMADIS, RAFAEL Drone-Dome, Elbit ReDrone, AVT/SNC XMADIS, and others*

RADA is a critical enabler of counter drone (UAS) solutions

☑ *Numerous successful demonstrations in past three years*

☑ *Becoming the "go to" technology choice by global customers*

☑ *July 2019: US successfully targeted Iranian drone, using RADA's radars*









6

 7  https://www.youtube.com/watch?v=T6h7olKdYZY  Onboard USS boxer in Straits of Hormuz (July 2019)

RADA

Targeting an Attractive Global Market




$5B+

Mini-tactical radar opportunity over next decade




- ☑ **Active Protection (APS) radars projected ~$1.5B US and ~$1.5B ROW**
  - ☑ Initial US program: Bradley APS 1st brigade; potential for 2-3 more
  - ☑ US Growth: Stryker brigades, NGCV
- ☑ **Air defense / short-range surveillance radars projected ~$1B US and ~$1B ROW**
  - ☑ US Army Initial Maneuver Short-Range Air Defense (IM-SHORAD): 4 battalions, 144 vehicles, potential estimated 3-5x
  - ☑ USMC Ground Based Air Defense (GBAD): ~200 radars delivered, potential estimated at 2-4x

8

     Delivering exceptional tactical-grade capabilities at superior performance / price  Competitive Positioning - Radars  Proprietary, high performance and mature, ahead of competitionSoftware defined radars allow variety of customized solutions, utilizing the same hardwareProducts align with future best-of-breed, open architecture (e.g., MAPS, GBAD/SHORAD)Strong partnerships and relationships due to responsive solutions tailored to customer needsContracts and deliveries to major end-users (e.g., USMC, US Army, USAF and others) RADA’s industry-leading solutions offered at prices below competitorsUS subsidiary established and gaining momentum  9  TECHNOLOGY  CUSTOMER

 10                $43B  Expected budget spending for the “Big Six” 2020-2024    Efforts began at $13B budget and within two years rose to $43B    US Army “Big Six” Modernization Priorities

Building a Valued-Added US Presence

RADA



RADA USA

US facility in Germantown, MD; ~25K sq. ft.



US represents ~ 36% of $1.8T global defense spending; RADA's first and foremost market for tactical radars

Accordingly, RADA established a US subsidiary

☑ Technology transfer and *Americanization*

☑ Production, maintenance and customer support

☑ Special Security Agreement (DCSA) in Process

11

 SELECTED CUSTOMERS & PARTNERS  IAF  IDF  US Navy  12  Indian Security Forces  US Marines  US Army  Select Customers and End-Users  US Air Force

Revenues – Bearing Fruits of Radar Investment

RADA


70%+
(51%+)
125%+
(54%+)
>100%
$65m+
expected
$43m+
expected
$28.0m
$26.2m
$12.8m
Radars
Avionics
(stable, cash generating legacy business)
2016
2017
2018
2019E
2020F

Radar Revenue Growth

☑ Over 100% YoY in 2019E

☑ Over 60% YoY in 2020E

Future Revenue Drivers

☑ Key near-term US programs
- ☑ Bradley APS (650+ radars)
- ☑ IM-SHORAD (600+ radars)
- ☑ GBAD (400+ radars)

☑ Global growth in radar requirements

Current Margins

Stable gross margins ~36%

13

Investment Summary

RADA

Technology

- ☑ Mature, proprietary technology offerings
- ☑ Continuing to invest to maintain market leadership
- ☑ Highly attractive pricing versus performance value proposition

Customer

- ☑ Addressing large and diversified market: $5B+ (est.) over next decade
- ☑ Initial orders delivered to key customers with robust opportunity pipeline
- ☑ Building US presence and capabilities, gearing to become part of Programs of Record

Performance

- ☑ Revenues more than doubled 2016-2018 due to strong radar business
- ☑ 2019 projected revenues $43m+ (up 54%+ YoY) & 2020 projected revenues $65m+ (up 50%+ YoY) with stable margins, while investing in the future
- ☑ Very strong Balance sheet with over $36M in net cash
- ☑ Profitability in 2020



14